UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Interim Consolidated Financial Statements

For The Three Months Ended

March 31, 2007

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

		March 31, 2007	December 31, 2006
Assets

Current
Cash and cash equivalents		$10,240,539	$14,511,062
Other receivables and prepaid expenses		164,270	98,795
Goods and services tax recoverable		49,918	24,861
		10,454,727	14,634,718

Property and equipment		201,398	203,358
Mineral properties and deferred costs	(Note 3)	23,639,668	21,052,423
		$34,295,793	$35,890,499

Liabilities

Current
Accounts payable and accrued liabilities		$919,965	$1,884,769
Due to related parties	(Note 7)	150,615	376,616
		1,070,580	2,261,385

Share Capital and Deficit

Share capital	(Note 4)	46,568,587	46,230,295

Contributed surplus	(Note 6)	4,483,964	4,588,941

Deficit		(17,827,338)	(17,190,122)
		33,225,213	33,629,114
		$34,295,793	$35,890,499

Nature of business and continued operations (Note 1)

1

The accompanying notes are an integral part of these financial statements

Exeter Resource Corporation
Consolidated Statements of Operations and Deficit (Expressed in Canadian Dollars)
For the period ended March 31, 2007 (Unaudited – Prepared by Management)

Three Months ended
March 31,
2007	2006
Income
Interest Income	$85,856	$55,540

Expenses
Accounting and audit	$44,300	$5,698
Administration salaries and consulting	166,412	93,751
Amortization	9,630	16,532
Bank charges	4,775	4,187
Directors fees	7,500	7,500
Shareholder communications	155,422	144,066
Legal fees	22,125	43,739
Management fees	28,348	12,000
Office and miscellaneous	21,470	20,239
Property examination costs	43,243	26,792
Rent	12,923	10,990
Stock-based compensation	(Note 5)	11,615	566,454
Stock exchange listing and filing fees	15,571	10,648
Telecommunications	6,409	2,877
Transfer agent	5,307	7,207
Travel and promotion	161,238	114,658
$716,288	$1,087,338

Loss before other items	(630,432)	(1,031,798)
Gain/(Loss) on conversion of foreign currencies	(6,787)	2,018

Net loss and comprehensive loss for the period	$(637,219)	$(1,029,780)

Deficit at beginning of period	$(17,190,122)	$(11,901,482)

Deficit at end of period	$(17,827,338)	$(12,931,262)

Basic & diluted loss per common share	$(0.02)	$($0.04)
Weighted average number of common shares outstanding	37,827,680	28,098,763

2

The accompanying notes are an integral part of these financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
For the period ended March 31, 2007 (Unaudited – Prepared by Management)

Three months ended
March 31,
2007	2006
Operating Activities
Comprehensive loss for the period	$(637,219)	$(1,029,780)
Adjustments
Amortization	9,630	16,532
Stock based compensation	11,615	566,454
Unrealized loss/(gain) on conversion of foreign currencies	6,787	(2,018)
(609,187)	(448,812)

Changes in non-cash working capital items
Other receivables and prepaid expenses	(65,475)	(127,716)
Goods and services tax recoverable	(25,057)	16,458
Accounts payable and accrued liabilities	(50,556)	(33,595)
Due to related parties	(133,688)	(67,540)
(883,963)	(661,205)

Financing Activities
Issue of share capital for cash	(Note 4)	221,700	1,098,463

Investing Activities
Exploration Activities
Accounts payable and accrued liabilities	(914,248)	540,197
Due to related parties	(92,313)	(38,940)
Acquisition of property and equipment	(16,301)	(64,929)
Deferred exploration costs, net of amortization and
property examination costs	(2,578,615)	(1,569,764)
(3,601,477)	(1,133,436)

Gain / (Loss) on the conversion of foreign currencies	(6,787)	2,018

Net decrease in cash and cash equivalents	(4,270,527)	(694,160)
Cash and cash equivalents – beginning of period	14,511,062	7,788,697

Cash and cash equivalents – end of period	$10,240,539	$7,094,538

Supplemental cash flow information (Note 10)

3

The accompanying notes are an integral part of these financial statements

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)
For the period ended March 31, 2007 (Unaudited – Prepared by Management)

					Three Months Ended
	Don Sixto	CVSA	Chilean		March 31,
	Project	Properties	Properties	Other	2007	2006
Exploration Costs
Assays	$410,916	$32,385	$5,624	$-	$448,925	$54,571
Consultants & contractors	65,170	-	-	4,215	69,385	58,687
Drilling	37,922	119,218	172,977	-	330,117	611,204
Engineering	79,382	162	1,315	1,749	82,608	41,284
Environmental	66,287	-	-	-	66,287	3,244
Field Camp	138,692	33,402	115,912	689	288,695	108,370
Geological	48,814	72,119	165,040	23,199	309,172	197,899
Geophysical	-	-	-	-	-	6,696
Hydrology	21,263	-	-	-	21,263	21,667
IVA tax	58,891	46,334	62,293	-	167,518	148,361
Office operations	25,049	24,394	47,758	1,782	98,983	15,444
Metallurgical	46,021	-	-	-	46,021	37,433
Legal and title	13,888	54,252	14,981	1,032	84,153
Resource development	32,808	-	-	-	32,808	1,639
Travel	100,806	44,934	102,856	475	249,071	119,314
Wages and benefits	255,523	58,341	13,981	7,637	335,482	183,287
	1,401,432	485,541	702,737	40,778	2,630,488	1,609,100
Property examination costs	-	(2,465)	-	(40,778)	(43,243)	(26,792)
Total costs incurred during the period	1,401,432	483,076	702,737	-	2,587,245	1,582,308
Balance of costs, beginning of period	13,039,318	3,876,962	803,024	83,103	17,802,407	7,214,676
Balance of costs, end of period	$14,440,750	$4,360,038	$1,505,761	$83,103	$20,389,652	$8,796,984

4

The accompanying notes are an integral part of these financial statements

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2007

(Unaudited – Prepared by Management)

1.	Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, and exploration of mineral properties located in Argentina and Chile.

These interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties and deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2.	Significant Accounting Policies

Except as noted below, the interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2006, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

New Accounting Policies

The CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” requires that financial assets classified as “available-for-sale” be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as “Other comprehensive income (loss)”. The standard became a reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after November 1, 2006. The adoption of this handbook section has had no effect on the Company’s financial statements.

3.	Mineral Properties and Deferred Costs

	Acquisition Costs	Deferred Exploration	March 31, 2007	December 31, 2006
		Costs	Total	Total
Don Sixto	$3,076,444	$14,440,750	$17,517,194	$16,115,762
CVSA Properties	128,572	4,360,038	4,488,610	4,005,535
Chilean Properties	-	1,505,761	1,505,761	803,103
Other	45,000	83,103	128,103	128,103
	$3,250,016	$20,389,652	$23,639,668	$21,052,423

5

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2007

(Unaudited – Prepared by Management)

4.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2007		December 31, 2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	37,836,013	$46,230,295	27,845,763	$27,802,270
Issued during the period/year for:
Cash	185,000	221,700	9,990,250	18,975,198
Contributed surplus allocated	-	116,592	-	205,203
Share Issue costs	-	-	-	(752,376)
Balance, end of period	38,021,013	$46,568,587	37,836,013	$46,230,295

Transactions for the Issue of Share Capital

During the Three Months ended March 31, 2007

a)

The Company issued 145,000 shares at a price of $1.17 per share, 35,000 shares at a price of $1.20, and 5,000 shares at a price of $2.01 for a total consideration of $221,700 pursuant to the exercise of stock options.

In addition, an amount totaling $116,592 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

5.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 5,893,119. The Board of Directors has amended the Plan to increase the ceiling, subject to shareholder approval, to 7,567,203. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted under the Plan as of March 31, 2007 and December 31, 2006, and changes during the period/year then ended, is as follows:

	March 31, 2007		December 31, 2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	5,606,750	$1.58	4,949,750	$1.15
Forfeited/cancelled	(15,000)	3.02	(556,000)	1.75
Granted	1,005,000	2.52	1,755,000	2.62
Exercised	(185,000)	1.20	(542,000)	0.83
Options outstanding, end of period/year	6,411,750	$1.74	5,606,750	$1.58

6

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2007

(Unaudited – Prepared by Management)

At March 31, 2007, the Company had outstanding stock options to acquire 6,411,750 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
305,000	305,000	$0.41	August 15, 2008
1,123,000	1,123,000	$1.08	January 21, 2009
10,000	10,000	$1.41	April 7, 2009
3,750	3,750	$0.85	June 21, 2009
225,000	225,000	$1.20	March 21, 2010
300,000	300,000	$1.20	April 5, 2010
435,000	435,000	$1.12	July 7, 2010
350,000	350,000	$1.10	August 19, 2010
200,000	200,000	$1.20	October 25, 2010
1,020,000	920,000	$1.59	December 30, 2010
75,000	75,000	$1.79	February 3, 2011
160,000	160,000	$2.01	March 9, 2011
290,000	290,000	$2.52	May 3, 2011
50,000	50,000	$1.89	June 12, 2011
860,000	831,250	$3.02	November 30, 2011
785,000*	-	$2.52	February 1, 2012
220,000*	-	$2.52	February 13, 2012
6,411,750	5,278,000

* Options granted are subject to shareholder approval.

The following table summarizes information about the stock options outstanding at March 31, 2007.

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.00 - 1.00	308,750	1.39	$0.41
1.01 - 2.00	3,788,000	2.98	$1.27
2.01 +	2,315,000	4.62	$2.67
	6,411,750	3.50	$1.74

Stock-based Compensation

The fair values of options vested during the three months ended March 31, 2007 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	66.8%
Risk-free interest rate	3.9%
Expected life	3 years
Expected dividend yield	0.0%

Stock-based compensation recognized in the quarter, on the vesting of stock options granted, totaling $11,615 was allocated to contributed surplus.

* The fair value of the 785,000 and 220,000 stock options granted in the quarter has not been presented as the compensation expense will be measured once shareholder approval has been received.

7

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2007

(Unaudited – Prepared by Management)

Warrants

At March 31, 2007 the Company had outstanding share purchase warrants exercisable to acquire 2,302,000 shares as follows:

Number	Exercise Price	Expiry Date
1,800,000	$3.00	April 4, 2008
252,000	$2.50	April 4, 2008
250,000	$3.00	April 18, 2008
2,302,000

6.	Contributed Surplus

	March 31, 2007	December 31, 2006
Balance beginning of year	$4,588,941	$3,280,672
Stock-based compensation	11,615	1,213,506
Agent's warrants	-	221,139
Contributed surplus allocated	(116,592)	(126,376)
Balance, end of period	$4,483,964	$4,588,941

7.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration, legal fees and for expenses incurred while conducting the Company’s business.

A total of $271,483 (March 31, 2006: $171,564) were paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $60,000 (2006 - $36,000) and $14,250 (2006 - $5,250) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $15,388 (2006 - $25,089) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $91,845 (2006 - $51,225) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

d)	Management fees of $45,000 (2006 - $24,000) were paid to a corporation controlled by the Chairman of the Company.

e)	Management fees of $45,000 (2006 - $30,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2007

(Unaudited – Prepared by Management)

8.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

March 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$10,031,927	$132,796	$75,816	$10,240,539
Other current assets	74,298	86,581	53,309	214,188
Property and equipment	81,149	59,581	60,668	201,398
Mineral properties and deferred costs	-	22,657,704	981,964	23,639,668
	10,187,374	22,936,662	1,171,757	34,295,793
Current liabilities	(551,361)	(487,531)	(31,687)	(1,070,580)
	$9,636,013	$22,449,131	$1,140,070	$33,225,213

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$13,452,871	$994,656	$63,535	$14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties and deferred costs	-	20,249,399	803,024	21,052,423
	13,598,199	21,374,833	917,467	35,890,499
Current liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$12,792,960	$19,976,412	$859,742	$33,629,114

9.	Supplemental Cash Flow Information

The Company did not incur any non-cash financing or investing activities in the first quarters of 2007 or 2006.

10.	Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Office leases	$375,000	$78,000	$160,000	$103,000	$34,000
Total	$375,000	$78,000	$160,000	$103,000	$34,000

11.	Subsequent Events

a)	The Company issued 50,000 shares at a price of $1.10 and 10,000 shares at a price of $1.20 upon the exercise of options, for a total consideration of $67,000.

An amount totaling $29,725 representing stock-based compensation recognized on the grant of the above stock options was allocated to share capital.

9

Management Discussion and Analysis

For the period ended

March 31, 2007

Conversion Table
g/t	grams per tonne
Au	Gold
Ag	Silver
oz	Ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/ton	0.029 oz/short ton
Km	Kilometre
square kilometre	247.1 acres
1 kilometre	.62 miles
1 metre	3.28 feet

Management’s Discussion and Analysis

May 1, 2007

Report on Operations

Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza which was recently renamed Don Sixto. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the Don Sixto project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A. (“CVSA”), led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its Don Sixto project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A (“Anglo American”).

In 2006, the Company continued its exploration program on its Don Sixto project with the objective of expanding the resources outlined in its 2005 Resource Estimate Study and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through the alliance with CVSA, and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave the Company the right to explore 48 targets in Southern Chile.

In the first quarter, 2007, following the termination of drilling on its Don Sixto project in December 2006, the Company’s geological team focussed on the construction of geological, mineralization and structural models while continuing to develop up-to-date resource estimates. Results of these resource estimates are expected in the second quarter, and will be used to examine and optimise development options during the third quarter, 2007. Drilling resumed at Cerro Moro in March, and continued through the quarter. At Caspiche, an initial drilling program was conducted with encouraging results; a second follow up drilling program commenced in early April and results are awaited.

A summary of the Company’s mineral properties follows:

Summary of Projects
Rights		Land Area		Future
Acquired	Properties	(sq. km)	Paid to Date	Commitments

Option for	Don Sixto (La Cabeza)	288	4,100,000 shares	- cash payments totalling
100%	- 7 concessions		plus US$125,000	US$400,000 to Dec. 15, 2014
				- 3.5% NSR

Option for	CVSA Properties	883	US$100,000	- exploration expenditures
100%	Cerro Moro, Cerro Puntudo, Verde,			totalling US$3,000,000
	Santa Cruz, Chubut, Rio Negro			to Dec. 30, 2009
	- 38 concessions			- 2% NSR

Option for	Northern Chile	30	Nil	expenditure totalling
100%	Maricunga Property			US$2,550,000 to January 31, 2011
				- 3.0 % NSR

Data	Southern Chile	N/A	Nil	Nil
	- 48 Targets

Option for	MRP Properties	176	$45,000	- cash payments totalling
100%	Agua Nueva, Rosarita South, La Ramada			$395,000 to October 1, 2015
	- 40 concessions			- 2% NSR

Option for	Estelar Properties	68	1,000,000 shares	- 2% NSR
100%	Rosarita, Quispe and El Salado
	- 5 concessions

Option for	Don Sixto Regional	81	US$25,000	- annual payments of US$25,000
100%				for six years
				- 3 annual payments of US$200,000
				for 100%

Principal Project

Argentina

Don Sixto – Mendoza

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% net smelter royalty (“NSR”) in favor of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$125,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 288 square kilometres. An additional 176 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a four square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Resource Estimates and Development Studies

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto. The report estimated an “indicated resource” at Don Sixto of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “indicated resource” was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the “inferred resource” was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000

Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000
Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging (“MIK”) methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of AMDAD. The revised resources were estimated using an additional 67 holes, totalling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilizing a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results from the 2006 drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

First Quarter, 2007: During the first quarter, Exeter’s geological team focused on using results from the 40,000 metres of expansion and detailed drilling completed on the major prospects at Don Sixto since mid 2005, to develop geological, mineralization and structural models of gold mineralization of the major deposits. The back-log of drill core from the drilling program completed by year end, 2006, was geotechnically and geologically logged and sampled, with most assays received before the end of the quarter. Modeling, which has been completed for the Cuello and Luna deposits, is underway for the Ojo and Mandibula deposits. Modeling is expected to be completed for all deposits when independent resource estimators are on site in early second quarter, 2007. New resources estimates are expected to be completed later during second quarter, 2007, following which, models and resources will be combined for an open pit optimization study to be conducted during third quarter, 2007.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	Ppm	4,320	105	80	1,235
Copper	Ppm	38	28	26	27
Lead	Ppm	35	32	19	28
Zinc	Ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample, the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

2006 Testwork

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding. Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs planned for the first half of 2007.

Flotation optimization: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5%. The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken from Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results will form part of a comprehensive comminution data base that is being assembled.

Recent Work: Late in 2006, approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches. Each batch represented over 100 intercepts of mineralization, each of mineable width with a cut-off grade of 0.5g/t Au and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork. The material for this batch was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits.  Each composite is to be tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design. The data will be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies expected to start later in 2007.

First Quarter, 2007: A second batch of almost identical intercepts, prepared from coarse crushed drill core, arrived at Metcon Laboratories in Sydney during the first quarter of 2007 and is also being prepared into 17 composites with identical specifications to those sent to JK Tech. Metcon will carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet. Other samples will then be prepared for specific testwork directed at the engineering design of each section.

The JK Tech comminution testwork was completed and reported to Exeter during the first quarter of 2007 and Ausenco has started a comminution options study based on the results. From Exeter’s perspective the results appear to confirm earlier work with perhaps a somewhat lower abrasive character however Ausenco will evaluate the results in much more detail and report in due course.

The mineralized intercepts for the current metallurgical testwork were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006. By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentinian staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor is being used on old drill holes so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes is providing basic data on groundwater flow quantities and direction. To date, the inferred groundwater flows have been small suggesting that water will not be a significant problem in mining. It is also apparent that mine groundwater will not be a significant source of the overall water requirements for production.

Recent Work: The large database of measurements is currently being collated into a geo-referenced three-dimensional geotechnical model that can then be overlaid with the geological and block models to assist with future pit design work during the feasibility study. This information has been augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. Geotechnical databases have been completed for the Cuello and Luna deposits and the remaining deposits databases will be compiled in 2007. Detailed structural mapping of surface outcrops has been delayed due to lack of qualified personnel.

First Quarter 2007: Database compilation continued and additional samples were collected for both uni-axial and tri-axial compressive strength tests. It is now anticipated that both of these basic programs should be finalized by the end of the second quarter.

Conceptual Mine Design

In 2005, AMDAD used specialized software to develop conceptual open pits based upon then current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

No further work was conducted during 2006 or during the first quarter of 2007. It is anticipated that more detailed pit optimization and mine design will follow upon the completion of the new resource models towards the end of the second quarter of 2007.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, and expanded transmission capacity to 132Kva to allow for possible increased throughput.

Recent Work: The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favored technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla. A review of capital costs, including possibilities for reducing such costs, for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities is being completed before the report is finalized.

First Quarter 2007: Penta Sur completed their review of the capital and operating cost estimates including current market rates, with favourable results. The final report is pending.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

_________________________

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

Recent Work: Reports are awaited from Grupo Ansilto covering the drilling program conducted late in 2006 near Manantial Mandibula as well as for an evaluation of catchment storm flows. Preliminary results have indicated water supply flows are less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required in 2007 to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

First Quarter 2007: Draft reports on the 2006 programs have been reviewed by Exeter and are being reviewed by the Provincial authorities. A proposal has been requested from an international specialist consulting group to review the results of all investigations carried out to date.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected and are expected to be subject to further evaluation during the development options study and subsequent feasibility study planned for late 2007. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

During 2005, Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

No further work was conducted during 2006 or the first quarter of 2007.

Mine Accommodation

In 2005, a Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design costs were quoted by local construction companies and the cost is well within the expected range.

No work was conducted during 2006 or the first quarter of 2007.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

During 2006 Ausenco provided factored capital and operating cost estimates based on their 2005 report and these were used to consider the possible financial outcomes of varying throughput rates in the event that resources increased substantially.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that, by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

A development options study to establish the parameters necessary for feasibility and environmental studies will commence late in the second quarter, 2007 following a new National Instrument 43-101 resource estimation based on the expanded drilling program conducted through 2005 and 2006. Provided the outcome of the development options study is positive, the Company will proceed to a final feasibility evaluation.

Environmental and Social

Exeter completed spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” at the project and surrounding area.  The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Ongoing programs include dust, noise, water level and water quality monitoring. A community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to the Company contracting for an Environmental Impact Assessment (“EIA”) report.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

First Quarter 2007: The KP gap analysis report was received and where any oversights or ambiguous procedures were identified work started immediately to address those recommendations. KP are now providing ongoing supervision and advice in this area. The main EIA work will not commence until the development options study is well advanced.

2007 Exploration Activity and Planned Activities

The objective of these coordinated studies is to facilitate the transition from exploration to a final development study. The exploration and resource expansion drilling program conducted in late 2005 and through 2006 was terminated in December 2006 to allow for logging and sampling of the large back-log of drill core from that program. Core logging was completed and most assays from the drill holes were received by the end of the quarter. During the second quarter, a new resources estimate is expected, which will be followed by a development options study to examine the most efficient means of mining and processing the mineralization. Provided the development options study indicates viability, a final feasibility study is planned to commence in the final quarter of 2007.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Drilling

Resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout 2006. The Company drilled 122 diamond drill holes for 16,585 metres, 134 reverse circulation percussion drill holes for 15,381 metres and 307 rotary air blast (RAB) holes for a total of 4,731 metres. In addition, 5 holes for 231 metres were drilled to test an underground water aquifer.

The combined 2005 and 2006 drilling which constitutes the Resource Expansion and Resource Definition Program following the July 2005 resources estimates, totalled 57 diamond drill holes for 20,137 metres and 194 RC drill holes for 20,400 metres.

Termination of the drilling program in December, 2006 allowed our technical team to geologically log and sample the large back-log of drill cores accumulated through the five rig program in the latter part of 2006. The logging and sampling was completed during the first quarter, 2007, in preparation for the new resource estimates scheduled for late in the second quarter, 2007.

Resource Estimates Following Confirmation and Resource Expansion Drilling Programs

The drilling program since mid 2005 was designed to effect two objectives:

1.

The objective of the Drilling Confirmation Program completed in 2006, was to raise the confidence level of much of the 500,000 ounce Inferred Resource defined in the 2005 Resource Estimates to Measured/Indicated Resource categories. Much of the 2006 program included diamond drilling in areas of higher grade mineralization located near surface over a strike length of 300 metres at the Mandibula zone.

2.

The Resource Expansion Drilling Program was designed to expand the resources outlined by the 2005 Resource Estimate study, so that potentially increased resources could provide the basis for a larger scale gold mining operation, to offset the effect of industry-wide increases in capital and operating costs experienced during 2005 and 2006. This program was particularly successful and became the focus for drilling during the latter half of 2006.

First Quarter, 2007: The 3D geological and structural modeling of the major deposits was well advanced by the end of the quarter, in preparation for representatives from Hellman and Scoffield, independent resource estimators to arrive on site in April. The models created by our technical team will provide the basis for new resources to be estimated from the drilling, thence allowing models of potentially mineable resources to be framed by AMDAD for open pit optimizations. These pit designs will then form the basis of a Development Optimization Study (“DOS”) to be managed by independent engineers, Ausenco during third quarter, 2007.

Regional

First Quarter, 2007: During the quarter, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. This acquisition brings the total project area directly owned by the Company, or held under option by the Company, to 613.7 square kilometres (152,000 acres). The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

A regional program evaluating potential repetitions within the 613.7 square kilometre tenure surrounding Don Sixto commenced late in 2006. There has been a significant increase in knowledge of the mineralization generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto. This information provides the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work remains ongoing and is considered to be at an early stage.

Other Projects

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to back into a 60% interest in any project, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

Exeter has already fulfilled the obligation to incur a total aggregate expenditure of US$ 3M on or before the 6th anniversary of the agreement (2009) and to complete at least 8,000 metres of drilling (12,000 metres completed) as required by the agreement. At December 31, 2006, 4,181 metres at the Cerro Moro Project and 7,641 at the Santa Cruz Project (drilled at Cerro Puntudo and Verde) had been drilled of the 10,000 metres required to be drilled on a project before CVSA is required to make a “back-in” decision on either of the projects. Exeter has not conducted any drilling on either of the Rio Negro or Chubut Province projects.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	16 tenements	170 sq km
Other Santa Cruz properties	7 tenements	333 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted on all three projects during 2006.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 38 tenements over 11 projects covering 884 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Moro Project – Santa Cruz Province

The 170 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration to date at Cerro Moro has defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacing was in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro.

Geophysical and Trenching Programs

A full detailed ground magnetic survey initiated in 2006, to test a broader area of the property, continued through the year and was essentially completed by year end. As magnetic lines were surveyed in an east-west direction during 2006, further surveying commenced in the first quarter, 2007 in a north-south direction to follow up high grade east-west trending veins in the south of the project. A trenching program commenced with 61 trenches excavated for a total metreage of 800 metres. These were mapped and some 440 samples assayed.

Drilling 2006

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier program of 20 holes for 1,031 metres was drilled by reverse circulation percussion drilling, and the latter drilling program comprising 17 holes for 1,081 metres was diamond drilled. These programs discovered high grade gold-silver mineralization in the Carla vein, in a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein, with the following results reported:

Carla Zone:

CMRC-45 intersected 10 metres at a grade of 15.4 grams per tonne (“g/t”) gold and 981 g/t silver, for a gold equivalent grade* of 28.6 g/t. Included in the intercept was 2 metres at a grade of 43.6 g/t gold and 2293 g/t silver (81.8 g/t gold equivalent*).

MD066 intersected 15.59 metres at a grade of 6.6 g/t gold and 198 g/t silver, for a gold equivalent grade of 9.5 g/t. Includes 3.85 metres at a grade of 22.3 g/t gold and 678 g/t silver for a gold equivalent grade of 32.0 g/t.

Escondida Zone:

MD064 intersected 10.4 metres at a grade of 11.6 g/t gold and 777 g/t silver, for a gold equivalent grade of 22.7 g/t.

MD061 intersected 2.67 metres at a grade of 27.3 g/t gold and 245 g/t silver, for a gold equivalent grade of 30.8 g/t.

*Gold equivalent grade is the aggregate of the gold and silver grades using a silver: gold ratio of 60:1 and assumes 100% metallurgical recoveries.

Drilling by Exeter on this project totalled 4,181 metres to end 2006.

First Quarter 2007: Drilling recommenced in March 2007 and is planned to continue through the year. Thirteen holes were drilled for a total of 1,284 metres. Assay results are awaited. In addition, 36 trenches were cut over 1,094 metres and 616 samples taken for assay. This program was conducted to examine possible extensions to veins under shallow cover. Encouraging results were received from Lomo Escondida with 0.6 metres assaying 32.5g/t gold and 1,500g/t silver in trench TLE 01 and 1.77 metres assaying 96.7g/t gold and 2,700g/t silver in trench TLE02.

Specialist structural/epithermal expert Greg Corbett visited the property and his recommendation included induced polarization geophysical surveying to assist in delineating high grade mineralization associated with sulphides in the southern sector around the Esperanza, Escondida and Carla veins. It is proposed that this surveying will commence second quarter, and will assist drill targeting. North-south detailed magnetic surveying commenced on this southern sector, where veins are generally oriented east-west; original surveying was conducted in an east-west direction, precluding effective vein definition under cover. This survey will continue into the second quarter.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program conducted in May, 2005 was comprised of 21 holes for 1,719 metres.

Drilling 2006

The 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth. Reported results from the Rico Zone include drill hole CPRC-61 which intersected 12 metres averaging 4.4 g/t gold, including 1 metre grading 11.2 g/t gold and 1 metre grading 34.1 g/t gold and drill hole CPRC-62 which intersected 15 metres at 3.2 g/t gold and 13 g/t silver. At the Quebrada North Zone drill hole CPRC-64 intersected 9 metres grading 3.9 g/t gold and 8 g/t silver.

The 1,699 metres drilled in 2006 brought the total metreage drilled at Cerro Puntudo to 5,597 metres.

Exploration is expected to commence third quarter, 2007, and no work was conducted during the first quarter.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well-exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde and detailed geological mapping and a ground magnetic survey have been completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling 2006

In 2006, the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Reported results from drilling were as follows: Drill hole VRC-21, in the North Vein Zone, intersected mineralization over the entire 52 metre length grading 67 g/t silver and 0.075 g/t gold. The best individual vein intercept in the North Zone was from drill hole VRC-40 which intersected 4 metres at 219 g/t silver. The best results reported from two veins in the South Vein Zone, located 2 kilometres south of the North Vein Zone, returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver respectively.

Further exploration is planned in the latter part of 2007 to evaluate the potential for a large stockwork silver system; no field work was conducted first quarter.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping was conducted and a ground magnetic survey was underway at year end with some 600 line kilometres completed.

During first quarter of 2007, a detailed magnetic survey and geochemical sampling was conducted; assays are awaited. Structural expert, Greg Corbett examined the project and suggested that the system was possibly high level, little eroded and epithermal; and drill targets may be defined by multi element lag sampling.

Chile Projects

Southern Chile

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Field work commenced in early November 2006, and two field campaigns completed prior to year end. An additional three campaigns were conducted first quarter 2007 and some encouraging results received, particularly from stream sediment and rock chip sampling.

Further exploration is planned through to the close of the current field season in the second quarter, 2007.

Northern Chile - Maricunga Property

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in the early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favorable properties, jointly referred to as the Caspiche project. Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche. In early 2006, mapping and sampling by Exeter identified a new area with potential for high-sulphidation style epithermal gold mineralization. The new target is an up-faulted block of volcanic rocks, situated on the northern margin of the porphyry system.

A geophysical program comprising CSAMT and VLF electromagnetic surveys, was completed by Quantec at Caspiche, and generated significant targets in support of a large, overburden covered high sulphidation gold-silver target.

First Quarter Drilling was designed to test the concept of a high sulphidation epithermal structure on the northern flank of the Caspiche Porphyry. Six reverse circulation percussion (RC) holes were drilled for a total 1,667 metres.

Significant results included;

CSDH_002: 24m @ 1.1 g/t Au and 23 g/t Ag from 52m.

CSDH_002: 6m @ 1.7 g/t Au and 16 g/t Ag from 172m.

CSDH_006: 22m @ 1.5 g/t Au and 1.6 g/t Ag from 144m.

The intercepts are interpreted to be flat lying high sulphidation replacement zones feeding off the Caspiche porphyry. In the case of CSDH_002, oxidized mineralization in a zone at least 24m thick occurs at the top of the Rio Nevada sequence directly beneath the footwall contact of the overlying Yeguas Heladas formation. This intercept indicates stratabound mineralization model which has significant implications for the project given that the favorable host unit is thinly covered by talus and glacial moraine and marked by only minor outcrop.

Cochrane

Mineral rights to the Confluencia project, located outside of the Rio Tinto Agreement contract area were secured in 2006. Detailed sampling of the vein system was conducted first quarter 2007, with anomalous results. Follow up sampling is required and will be conducted after the winter season.

Argentina

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in south-western Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 29 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that in due course the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the Agreement during 2006 resulting in retention of 40 tenements totalling 176 square kilometres.

The option agreement requires payments totalling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 170 square kilometres that adjoins the Company’s Don Sixto gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Recent Work: Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto, was conducted during the final quarter of 2006.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Results from Operations

The Company began the period with 37,836,013 shares outstanding and ended the period with 38,021,013 shares outstanding. During the first quarter, the Company received net proceeds of $221,700 upon the exercise of options. Shares issued and proceeds received are summarized below:

	Options Exercised	Totals
Shares issued	185,000	185,000
Net proceeds/deemed value	$221,700	$221,700

Subsequent Events

Subsequent to March 31, 2007 the Company issued shares pursuant to the exercise of options as follows:

	Options Exercised	Totals
Shares issued	60,000	60,000
Net proceeds/deemed value	$67,000	$67,000

As of May 1, 2007 the Company had 38,081,013 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements (the “Interim Financial Statements”) for the three month period ended March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where otherwise stated. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with those statements.

First Quarter Ending March 31, 2007

The Company’s exploration programs in Argentina and Chile continued steadily throughout the summer months of the first quarter. More specifically, exploration expenditures at the Don Sixto Project, CVSA properties and the Chilean properties were $1,401,432, $485,541 and $702,737 respectively. Total exploration expenditures of $2,630,488 were recorded for the first quarter, an increase of $1,021,388 from the first quarter 2006, which is a representation of the Company’s increased efforts to grow its indicated resource estimates and move Don Sixto closer to a production decision.

The Company posted a loss of $637,219 in the quarter. Significant expenditures during the quarter include $155,422 for investor relations activities and $161,238 on travel and promotion as the Company continued to develop its investor base. Administration salaries and consulting was $166,412 during the period. As the Company continues to increase its activity, management expects this expense to increase as continued engagement of additional employees will be necessary.

First Quarter 2007 to Fourth Quarter 2006

The period loss of $637,219 is significantly lower than the loss that was recorded in fourth quarter 2006 of $2,168,450. The decrease in loss is attributable principally to lower stock based compensation cost in the first quarter.

Management fees in the first quarter, 2007 were $28,348, $181,765 less than the fees recorded in fourth quarter, 2006. Management fees in the fourth quarter 2006 were higher due to bonuses paid to management. Cash received from the issuance of shares was $221,700, which is significantly less than the amount received in the fourth quarter 2006. The difference of approximately $16 million is credited to the private placement financings completed in October, 2006, and the exercise of options and warrants in November and December.

First Quarter 2007 to First Quarter 2006

At the end of the first quarter 2007, the Company had approximately $10 million in cash and cash equivalents, approximately $3 million more than in the first quarter 2006. This current cash position is primarily the result of the private placement financings completed in October and the exercise of warrants and options in November and December. Period losses for the first quarters 2006 and 2007 were $1,029,780 and $637,219 respectively. The difference of approximately $400,000 is mainly due to stock-based compensation which was almost $500,000 higher in the first quarter 2006.

Deferred exploration costs incurred in the first quarter 2007 of $2,630,488 is almost a $1,000,000 more than that incurred in the first quarter 2006. Similar deferred exploration costs were recorded on the Don Sixto project in both quarters as it remains Exeter’s flagship project, but the Company invested more of its resources into exploration activities on the CVSA properties and its Chilean properties in the recent quarter. A combined cost of $1,188,278 was incurred on the CVSA and Chilean properties in the first quarter 2007, an increase of approximately $800,000 when compared to that incurred in first quarter 2006.

First Quarter ended March 31,	2007	2006	2005
Interest income	$85,856	$55,540	$7,989
Deferred exploration costs net of amortization and property examination costs	$2,578,615	$1,569,764	$858,436
Stock-based compensation	$11,615	$566,454	$51,933
Loss	$637,219	$1,029,780	$315,901
Basic and diluted loss per common share	$0.02	$0.04	$0.02

As at	March 31, 2007	December 31, 2006	December 31, 2005
Working capital	$9,384,147	$12,373,333	$7,338,582
Total assets	$34,295,793	$35,890,499	$18,643,746
Total liabilities	$1,070,580	$2,261,385	$554,798
Share capital	$46,568,587	$46,230,295	$27,802,270
Deficit	$(17,827,338)	$(17,190,122)	$(11,901,482)

The following is a summary of quarterly results taken from the Company’s unuadited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	$ 000's
	2007	2006				2005
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Interest	86	86	17	68	56	11	8	14
Net loss from operations	630	2,168	545	1,544	1,032	1,956	759	667
Administration expenditures	661	1,059	423	630	495	616	299	336
Stock based compensation	12	1,214	78	527	566	1,159	368	307
Property examination costs	43	18	61	454	27	192	100	38
and mineral property write-offs
Deferred exploration costs	2,630	4,077	2,674	2,513	1,609	1,471	1,166	1,014
Basic and diluted loss/share	$0.02	$ 0.06	$ 0.02	$ 0.05	$ 0.04	$ 0.10	$ 0.04	$ 0.04
in cents/share

The quarterly results above reflect the Company’s continued focus on its exploration activities and particularly the advancing exploration program at the Don Sixto Project. Interest Income increased in 2006 as a result of the investment of cash on-hand following the private placements in October and the exercise of warrants in November and December of 2006. Administration expenditures are calculated by removing interest, stock based compensation, mineral property write-offs and property examination costs from the net loss from operations. Administration expenditures have generally increased each quarter mainly due to the increase in the Company’s level of activity requiring additional personnel, business development expenditures, and the costs associated with the increased activities. Stock-based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2007 totalled $10,240,539 compared to $14,511,062 at December 31, 2006 and $7,094,538 at March 31, 2006. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Contractual Obligations

There are no material changes to the Company’s contractual obligations as reported in the 2006 Annual Report.

Investor Relations Activities

Mr. Rob Grey, recently appointed to Vice President, Corporate Communication in March of 2007, coordinates the Company’s investor relation’s activities. During the quarter, the Company made presentations to investors and brokers and attended a number of investor conferences and trade shows. Exeter also maintains a website where all news releases, and up-to-date Company information is posted. The website URL is www.exeterresource.com.

Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and expenses incurred while conducting the Company’s business.

A total of $271,483 (March 31, 2006: $171,564) was paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totalling $60,000 (2006 - $36,000) and $14,250 (2006 - $5,250) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $15,388 (2006 - $25,089) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $91,845 (2006 - $51,225) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

d)	Management fees of $45,000 (2006 - $24,000) were paid to a corporation controlled by the Chairman of the Company.

e)	Management fees of $45,000 (2006 - $30,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Forward Looking Statements

This management and analysis discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the “Litigation Reform Act”) and information relating to the Company’s expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company’s plans and expectations and involvement of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

Risks

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. The Company’s properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company expects that it will be able to obtain the necessary permits to conduct its operations; however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Outlook

In 2007, Exeter will continue to advance the Don Sixto Project towards a decision to proceed to a full feasibility study. The Company expects to complete new resources estimates which will be followed by a project options study before a decision to proceed to full feasibility study is made. Exploration drilling of extensions and targets that represent possible new discoveries on the property is also expected to continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Moro project.

The agreement with Rio Tinto covering 48 exploration targets is a great opportunity for the Company to expand its exploration activities in southern Chile. This agreement along with the agreements with CVSA and Anglo American, provide the Company with a strategic opportunity to reduce its discovery costs while leveraging its existing presence and expertise in the region.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates And Policies

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations – management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any clams against the Company and provides for those claims, where necessary, based on information available to it, including in some instances legal advice.

Changes in Accounting Policies

The CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” requires that financial assets classified as “available-for-sale” be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as “Other comprehensive income (loss)”. The standard became a reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after November 1, 2006. The adoption of this handbook section has had no effect on the Company’s financial statements.

Management’s Responsibility and Oversight

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2007.

Internal Controls and Procedures over Financial Reporting

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended March 31, 2007

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Form 52-109F2 Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007

“Bryce Roxburgh”

_______________________

Bryce Roxburgh

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007

“Cecil Bond”

_______________________

Cecil Bond

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date May 14, 2007

By:	/s/ Susan McLeod

Susan McLeod

Secretary